UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Certain Director

Effective as of August 7, 2025, Meizi Zhu resigned as a member of the board of directors (the “Board”) of TH International Limited (the “Company”). The Board would like to express its gratitude to Meizi for her exemplary services and significant contributions to the Company during the past six years. Her sound judgment and leadership have played a pivotal role in driving our company’s growth.

At the present time, the Company does not intend to fill Ms. Zhu’ vacated position on the board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: August 11, 2025

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